

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 29, 2009

Mr. Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054

> **RE:** **Emerson Radio Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 11, 2008**
>
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **File No. 001-07731**

Dear Mr. Pitts:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Consolidated Statement of Operations, page 47

1. You are presenting non-cash compensation, net of recoveries, as a separate line item. SAB 107 states that the non-cash compensation expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14.F. In future filings please revise.

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Revenue Recognition, page 54

2. Disclose your policy for recognizing licensing revenues and advise us.

Stock-Based Compensation, page 57

3. In the third paragraph of this disclosure you state that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. You also state that the inputs into the model are highly subjective assumptions. And your conclusion is that this model does not necessarily provide a reliable single measure of the fair value of your stock options. Please clarify for us the purpose of this discussion, the basis for your conclusion and its impact on the financial statements. Please consider SFAS 123R, paragraphs A10 – A42 in your response.

Form 10-Q for Fiscal Period Ended September 30, 2008

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 14

4. We note on page 15 that net revenues include a reversal of marketing fund accruals of $1.1 million. With a view towards expanded disclosure, explain to us in detail how you have accounted for the marketing funding and the basis for your accounting. In your response, please specifically address the following items.

    a. Explain the nature and terms of your arrangements with your customers that resulted in the accruals.
    b. Explain what you mean by "anticipated buydowns and other vendor concessions."
    c. Explain why you believed you were able to make reasonable and reliable estimates of your liability when you recorded the accruals.

      d. Tell us the events that occurred that resulted in you concluding that a reversal of the accruals was appropriate in the current period.

      e. Cite for us the specific accounting literature that you have relied upon in support of your accounting policy. Explain management's consideration of this literature and how it relates to the specific facts and circumstances of your customer arrangements.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director